MTS Announces First Quarter 2014 Financial Results

Eytan Bar Leaves the Company to Pursue New Business Opportunities

Ra’anana, Israel –May 15, 2014 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of Mobile Virtual Network Enabler (MVNE), Mobile Money and telecommunications expense management (TEM) solutions and services, today announced its financial results for the first quarter of 2014.

Revenues for the first quarter of 2014 were $1.8 million, compared with $3.3 million in revenues during the same quarter last year. The Company’s operating (loss) was $313,000 in the first quarter of 2014, compared to operating profit of $420,000 in the first quarter of 2013. Net loss in the first quarter was $315,000, or $(0.07) per diluted share, compared to net income of $344,000, or $0.07 per diluted share, in the first quarter of 2013. The principal factor that adversely affected the quarter’s results was the termination of revenues from the agreement with Simple Mobile that ended on December 31, 2013.

As of March 31, 2014, MTS had cash and marketable securities of $6.3 million, as compared to $6.5 million as of December 31, 2013.

The Company announced today that its Board of Directors has agreed with Eytan Bar that he will step down as Chief Executive Officer. The Board has named Alon Mualem, the Company's Chief Financial Officer, to fill the role of Chief Executive Officer on an interim basis. The board will promptly begin to search for a permanent successor. "We would like to thank Eytan for his ten year career with MTS and his contribution to our company," said Mr. Chaim Mer, the Company's Chairman of the Board.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative products and services for Telecom Expense Management (TEM), Enterprise Mobility Management (EMM), Mobile Virtual Network Operators and Enablers (MVNO/MVNE) and Mobile Money services and solutions used by mobile service providers.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and crucial competitive advantage. The MTS cloud, consulting and managed services solutions — including integrated management of invoices, assets, wireless, optimization, usage, mobile device management, procurement, help desk and bill payment, along with dashboards and reporting tools — provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS’s solutions for telecommunication service providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS provides MVNE services to allow the quick launch of new MVNO initiatives in a pay as you grow and revenue share models. In addition, MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scalable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States and Hong Kong and through distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2014	2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,182	$6,369
Restricted cash	236	63
Restricted marketable securities	157	153
Trade receivables, net	622	943
Other accounts receivable and prepaid expenses	167	147

Total current assets	7,364	7,675

LONG-TERM ASSETS:
Severance pay fund	706	725

PROPERTY AND EQUIPMENT, NET	162	183

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	522	567

Total other assets	4,001	4,046

Total assets	$12,233	$12,629

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2014	2013
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$219	$254
Accrued expenses and other liabilities	2,073	2,200
Deferred revenues	1,862	1,766
Liabilities of discontinued operations	362	362

Total current liabilities	4,516	4,582

LONG-TERM LIABILITIES
Accrued severance pay	827	857
Deferred tax liability	29	29

Total long-term liabilities	856	886

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	13	13
Additional paid-in capital	20,334	20,317
Treasury shares	(29)	(29)
Accumulated other comprehensive loss	(8)	(6)
Accumulated deficit	(13,449)	(13,134)

Total shareholders' equity	6,861	7,161

Total liabilities and shareholders' equity	$12,233	$12,629

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,
	2014	2013
Revenues:
Services	$1,460	$2,702
Product sales	338	595

Total revenues	1,798	3,297

Cost of revenues:
Services	619	908
Product sales	175	243

Total cost of revenues	794	1,151

Gross profit	1,004	2,146

Operating expenses:
Research and development	355	344
Selling and marketing	478	588
General and administrative	484	794

Total operating expenses	1,317	1,726

Operating income (loss)	(313)	420
Financial income, net	4	19
Other income (loss), net	(1)	-

Income (loss) before taxes on income	(310)	439
Taxes on income, net	5	95

Net income (loss)	$(315)	$344

Net income )loss) per Ordinary share:

Basic and diluted net income (loss) per Ordinary share	$(0.07)	$0.07

Weighted average number of Ordinary shares used in computing basic net income (loss) per share	4,665,557	4,639,899
Weighted average number of Ordinary shares used in computing diluted net income (loss) per share	4,684,146	4,784,153